UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Information Contained in this Report

On August 27, 2026, Seamless Group Inc. (“Seamless”), a wholly-owned subsidiary of Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”) entered into a first amendment to that certain loan agreement by and between Seamless, as the borrower, Moca Services Limited, as the lender, a company incorporated under the laws of Hong Kong (“Moca Services”) and Mr. Alexander King Ong Kong, as the guarantor, dated as of January 9, 2026 (the “Existing Loan Agreement” and, as amended, the “Amendment Deed”). The Amendment Deed primarily modifies the Existing Loan Agreement to extend the maturity date of the Existing Loan from three months after closing to fifteen months after closing. The Amendment Deed further amends, among other conforming edits, (i) the total use of proceeds to be paid upon certain capital raise events, (ii) a collateral adjustment provision, (iii) a consent requirement for assignment of the loan and (iv) the ability to cure Nasdaq deficiencies without triggering an event of default.

The Amendment Deed further amends that certain promissory note by and between Seamless, as the borrower, and Moca Services Limited, as the lender, dated as of January 8, 2026 (the “Existing Promissory Note”). The Amendment Deed modifies the Existing Promissory Note to extend the maturity date of the Existing Promissory Note from three months after closing to fifteen months after closing. The Amendment Deed further amends, among other conforming edits, (i) the total use of proceeds to be paid upon certain capital raise events and (ii) a collateral adjustment provision.

The loan is secured by a share mortgage (the “Share Mortgage”) dated January 9, 2026, to which the Company is not a party. Under the Share Mortgage, Pine Mountain Holdings Limited (“Pine Mountain”), a British Virgin Islands company, granted a first legal mortgage and first fixed charge over 1,000,000 fully paid Ordinary Shares of the Company (the “Mortgaged Shares”) in favor of Moca Services as continuing security for Seamless’ obligations. The Mortgaged Shares were transferred into the name of Moca Services at closing and must be transferred back to Pine Mountain upon full repayment. The Share Mortgage was similarly amended by the Amendment Deed.

The foregoing description of the Amendment Deed does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

This Report on Form 6-K is incorporated by reference into the registration statement on Form S-8 (File No. 333-288771) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Loan Agreement, dated January 9, 2026, by and among Seamless Group Inc., Moca Services Limited and Alexander King Ong Kong.
99.2	Promissory Note, dated January 8, 2026, by and among Seamless Group Inc., Moca Services Limited and Alexander King Ong Kong.
99.3	Amendment Deed to the Moca Services Loan Agreement and Promissory Note, dated August 27, 2026, by and among Seamless Group Inc., Moca Services Limited, Alexander King Ong Kong and Pine Mountain Holdings Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 2, 2026

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer